                                  SCHEDULE 13D


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15)*


                            Compuware Corporation
-------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                    Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                 205638-10-9
-------------------------------------------------------------------------------
                                (CUSIP NUMBER)


Peter Karmanos, Jr., 31440 Northwestern Highway, Farmington Hills, MI 48334
                                (248) 737-7300
-------------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)


                              November 19, 1999
-------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /. Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                          Page 2 of 7 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter Karmanos, Jr., individually and as Trustee of the Peter Karmanos, Jr. Revocable Living Trust U/A/D June 17, 1975
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
3   SEC USE ONLY


-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                   [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
-------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    9,082,191
   SHARES      ----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    507,268
OWNED BY EACH  ----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    9,082,191
   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    507,268
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,589,459
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.68%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN,00 (Trust)
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 205638-10-9                                          Page 3 of 7 Pages

-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Peter Karmanos, Jr. Stock Limited Partnership
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
-------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(E)                                                   [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,788,962
   SHARES      ----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  ----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,788,962
   PERSON      ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,788,962
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.18%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages



ITEM 1. SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is Common Stock, $.01 par value per share (the "Common Stock"), of Compuware Corporation, a Michigan corporation (the "Company"). The principal executive address of the Company is 31440 Northwestern Highway, Farmington Hills, Michigan 48334.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed by a group, as defined in Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are as follows:

         Peter Karmanos, Jr., individually and as Trustee of the Peter Karmanos, Jr. Revocable Living Trust U/A/D dated June 17, 1975 (the "Karmanos Trust"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. Mr. Karmanos' present principal occupation is the Chairman of the Board and Chief Executive Officer of the Company. Mr. Karmanos is a citizen of the United States of America.

         Peter Karmanos, Jr. Stock Limited Partnership dated February 7, 1996 (the "Karmanos Partnership"), whose business address is 31440 Northwestern Highway, Farmington Hills, Michigan 48334. The Karmanos Partnership was established to hold certain assets for the benefit of Mr. Karmanos' family.

         None of the members of the group has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Amendment No. 15 is being filed as a result of (i) acquisitions and dispositions of the Company's Common Stock, as described in Item 5(c), and
(ii) the termination of all shareholder agreements pursuant to which Mr. Karmanos was granted the right to vote the Common Stock of others.

         Mr. Karmanos acquired the shares beneficially owned by him at various times from April 1973 through November 1992. The Karmanos Partnership became a member of the group when shares held by Mr. Karmanos members were transferred to it.


ITEM 4.  PURPOSE OF TRANSACTION

         Neither Mr. Karmanos nor the Karmanos Partnership has any present intention, other than in the ordinary course of business, of engaging in any of the following types of activities:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, although Mr. Karmanos and the Karmanos Partnership are free to sell in open market transactions or make gifts, should they so desire, from time to time and have indicated they may do so if they decide the time and/or market price, are in their view appropriate;

                                                               Page 5 of 7 Pages

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's articles of incorporation or bylaws which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Peter Karmanos, Jr., individually and as Trustee of the Karmanos Trust, beneficially owns 9,589,459 shares of Common Stock (which includes 625,058 shares subject to stock options held by Mr. Karmanos exercisable within 60 days of the date of this Amendment No. 15 to Schedule 13D) or 2.68% of the issued and outstanding shares of Common Stock. The Karmanos Partnership beneficially owns 7,788,962 shares of Common Stock or 2.18% of the issued and outstanding shares of Common Stock.

         (b) Mr. Karmanos has the sole power to dispose of or direct the disposition of and to vote 9,082,191 shares of the Common Stock beneficially owned by him, the Karmanos Partnership has the sole power to dispose of or direct the disposition of and to vote 507,268 shares of the Common Stock beneficially owned by it.

         (c) The following transfers were made by members of the group:
On September 15, 1999, the Karmanos Partnership acquired 342,839 shares of Common Stock by transfer from Mr. Karmanos. On September 24, 1999, the Karmanos Partnership acquired 1,185,556 shares of Common Stock by transfer from Mr. Karmanos. On October 22, 1999, the Karmanos Trust disposed by gift of 3,875 shares of Common Stock. On November 18, 1999, the Karmanos Trust disposed by gift of 155,838 shares of Common Stock. On November 19, 1999, the Karmanos Partnership transferred 1,180,000 shares of Common Stock to its partners for estate planning purposes. Of the shares transferred, 723,448 were transferred to Mr. Karmanos or to entities in connection with which Mr. Karmanos has or shares voting and dispositive power, and 456,552 were transferred to entities related to Mr. Karmanos' children, but over which Mr. Karmanos has no voting or dispositive power.

         Other than the foregoing dispositions, there were no other transactions in Common Stock by any members of the group within the past 60 days.

                                                               Page 6 of 7 Pages

         As a result of the transfers, Mr. Karmanos and the Karmanos Partnership own less than 5% of the Common Stock.

         (d) No other person other than those listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         All shareholder agreements previously in place pursuant to which Mr. Karmanos had the right to vote Common Stock held by others have been terminated. Debra Glendening Karmanos, Mr. Karmanos' wife, beneficially owns 1,033,188 shares of Common Stock. Mr. Karmanos disclaims beneficial ownership of all such shares.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.



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                                                               Page 7 of 7 Pages

SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement regarding the undersigned is true and correct.


Date: November 24, 1999



                               /s/ PETER KARMANOS, JR
                               ------------------------------------------------
                               Peter Karmanos, Jr., Individually and as Trustee of the Peter Karmanos, Jr., Revocable Living Trust U/A/D June 17, 1975


                               PETER KARMANOS, JR.
                               STOCK LIMITED PARTNERSHIP


                               By: /s/ PETER KARMANOS, JR.
                               -----------------------------------------------
                               Peter Karmanos, Jr., a General Partner